Cellceutix Corporation

100 Cummings Center, Suite 151-B

Beverly, MA 01915

(978) 633-3623

November 17, 2014

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-0213

Fax: (703) 813-6968

Re:	Cellceutix Corporation Request for Acceleration of Registration Statement on Form S-3 File No. 333-199725

Ladies and Gentlemen:

Cellceutix Corporation, a Nevada corporation (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-199725) (the “Registration Statement”), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 30, 2014 and as amended by Amendment No. 1 to the Registration Statement filed with the Commission on November 10, 2014, to 1:00PM ET on November 18, 2014, or as soon thereafter as practicable.  The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this filing to Matthew Ogurick, Esq. at (305) 539-3352 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ Leo Ehrlich
Leo Ehrlich Chief Executive Officer